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                               July 11, 2023

       Pui Lan Patrick Tsang
       Chief Executive Officer
       TG Venture Acquisition Corp.
       1390 Market Street, Suite 200
       San Francisco, California 94102

                                                        Re: TG Venture
Acquisition Corp.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-41000

       Dear Pui Lan Patrick Tsang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Item 1. Description of Business, page 4

   1.                                                   Please provide
prominent disclosure in the introduction to your Business section about the legal and operational
risks associated with your sponsor being based in China (including
                                                        Hong Kong and Macau).
Your disclosure should make clear whether these risks could
                                                        result in a material
change in your operations and/or the value of your securities or could significantly limit or
completely hinder your ability to offer or continue to offer securities to investors and cause
the value of such securities to significantly decline or be
                                                        worthless. Your
disclosure should address how recent statements and regulatory actions
                                                        by China   s
government, such as those related to the use of variable interest entities and data security or
antimonopoly concerns, have or may impact the company   s ability to
                                                        conduct its business,
accept foreign investments, or list on a U.S. or other foreign exchange. Please
disclose the location of your auditor   s headquarters and whether and
                                                        how the Holding Foreign
Companies Accountable Act, as amended by the
                                                        Consolidated
Appropriations Act, 2023, and related regulations will affect your company.
 Pui Lan Patrick Tsang
FirstName
TG VentureLastNamePui   Lan Patrick Tsang
            Acquisition Corp.
Comapany
July       NameTG Venture Acquisition Corp.
     11, 2023
July 11,
Page  2 2023 Page 2
FirstName LastName
2. Please summarize the risks that you sponsor being based in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-
         references to the more detailed discussion of these risks in your Risk Factors section. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
3. Please revise to disclose in the introduction to your Business section that the location of your sponsor may make you a less attractive partner to a non China-based target company, which may therefore limit the pool of acquisition candidates.
4. Please disclose each permission or approval that you or your sponsor are required to obtain from Chinese authorities to operate your business and to offer your securities to foreign investors. State whether you or your sponsor are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace
         Administration of China (CAC) or any other governmental agency, and state affirmatively whether you and your sponsor have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your sponsor: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you or your sponsor are required to obtain such permissions or approvals in the future.
5. Please provide a clear description of how cash is transferred through your organization.
         State whether any transfers, dividends, or distributions have been made to date between the company and its investors, and quantify the amounts where applicable. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
6. Please include a separate section on enforcement of liabilities addressing the enforcement risks related to civil liabilities due to your sponsor and some of your officers and/or directors being located in China, Hong Kong, or Macau. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, Hong Kong, and Macau, as applicable; lack of reciprocity and treaties; and cost and time constraints. Also, please disclose these risks in your Risk Factors section, which should contain disclosures consistent with the separate
 Pui Lan Patrick Tsang
FirstName
TG VentureLastNamePui   Lan Patrick Tsang
            Acquisition Corp.
Comapany
July       NameTG Venture Acquisition Corp.
     11, 2023
July 11,
Page  3 2023 Page 3
FirstName LastName
         section. Additionally, please identify each officer and director located in China, Hong
         Kong, or Macau and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Risks and Uncertainties, page 25

7. Please revise the disclosure on page 25 regarding the potential material effect on your shareholders of the stock buyback excise tax enacted as part of the Inflation Reduction
         Act in August 2022 to include, if true, that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC. Describe the risks of the excise tax applying to redemptions in connection with:
             liquidations that are not implemented to fall within the meaning
of    complete
              liquidation    in Section 331 of the Internal Revenue Code,
             extensions, depending on the timing of the extension relative to when the SPAC completes a de-SPAC or liquidates, and
             de-SPACs, depending on the structure of the de-SPAC transaction.

         Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.
Item 15. Exhibits, Financial Statement Schedules
Exhibits 31.1 and 31.2, page 44

8. This annual report is your second annual report under Section 13(a) or 15(d) of the
         Exchange Act. The Section 302 certifications provided continue to omit paragraph 4(b).
         Please revise to provide corrected certifications.
General

9. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity
 Pui Lan Patrick Tsang
TG Venture Acquisition Corp.
July 11, 2023
Page 4
         in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
10. Please address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period. Also address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.
11.      Given the Chinese government   s significant oversight and discretion
over your sponsor
         and the search for a target company, please revise to highlight separately the risk that the
         Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
12. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, please revise your disclosure to explain how this oversight impacts your search for a target company and your ability to complete your initial business combination, and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
13. Please include a risk factor that describes the potential material effect on your shareholders of the stock buyback excise tax enacted as part of the Inflation Reduction
         Act in August 2022. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC. Describe the risks of the excise tax applying to redemptions in connection with:
             liquidations that are not implemented to fall within the meaning
of    complete
             liquidation    in Section 331 of the Internal Revenue Code,
             extensions, depending on the timing of the extension relative to when the SPAC completes a de-SPAC or liquidates, and
             de-SPACs, depending on the structure of the de-SPAC transaction.

       Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their
FirstName LastNamePui Lan Patrick Tsang
       shares such that their redemptions would subject the SPAC to the stock buyback excise
Comapany    NameTG
       tax, the        Venture
                remaining       Acquisition
                            shareholders thatCorp.
                                              did not elect to redeem may
economically bear the
       impact   of the
July 11, 2023 Page 4   excise tax.
FirstName LastName
 Pui Lan Patrick Tsang
FirstName
TG VentureLastNamePui   Lan Patrick Tsang
            Acquisition Corp.
Comapany
July       NameTG Venture Acquisition Corp.
     11, 2023
July 11,
Page  5 2023 Page 5
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Paul Cline at 202-551-3851 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Kelvin Liu